UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of December, 2003

Commission File: 33-80178

PRESS RELEASE

The Home Depot® and Tembec team up to offer environmentally friendly lumber to consumers

Tembec to supply The Home Depot with FSC certified lumber

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

The Home Depot® and Tembec team up to offer environmentally friendly lumber to consumers

Tembec to supply The Home Depot with FSC certified lumber

Atlanta & Montreal, December 3, 2003 – The Home Depot, the world's largest home improvement retailer, and Tembec, one of the largest softwood lumber producers in Canada, announced today that they have reached an agreement allowing The Home Depot to offer its customers larger amounts of FSC certified Spruce Pine Fir (SPF) lumber.

In 1999, The Home Depot issued its wood purchasing policy to help protect forests and ensure that there will be timber for future generations. The company's policy gives preferential treatment to those suppliers that offer certified wood products.

"Today we sell more FSC certified wood than anyone in North America," said Merchandising Vice President Ron Jarvis. "Tembec's commitment to sustainable forestry and this endorsement by the FSC creates a strong partnership and solidifies our commitment."

For Jim Lopez, President of the Tembec Forest Products Group, the agreement reached with The Home Depot will strengthen the two companies' business relationship and enhance the market penetration of FSC certified products. "Tembec and The Home Depot are both committed to good forest management practices and FSC certification," says Lopez. "Today, over 25% of Tembec's Canadian forest operations are FSC certified. By 2005, we intend to obtain certification for all 32 million acres of Canadian forest under our management. In doing so, the Company is going beyond regulatory requirements and making a significant contribution towards protected spaces and the advancement of forest management practices."

Jim McCarthy, Executive Director of the Forest Stewardship Council Canada, stated: "The agreement between The Home Depot and Tembec is a major step in the right direction. North-American consumers are more and more concerned about environmental issues. They are increasingly making environmentally friendly choices to minimize their environmental footprint. FSC is committed to assisting manufacturers and retailers in any way we can to get them to join in and commit themselves as Tembec and The Home Depot did. In the end, we all win with this kind of commitment."

"With encouragement from WWF, companies like The Home Depot and Tembec are leading the way in demonstrating that responsible forest management and good business can be compatible," said Bruce Cabarle, Director of the WWF-US forest program. "By choosing the FSC certified Tembec products for sale at The Home Depot, it is increasingly easy for shoppers to influence how forests are managed."

Forest Stewardship Council (FSC) certification is the world's highest endorsement for environmentally and socially responsible forestry practices, because it is the only system that tracks products from the forest floor all the way to the retail shelf. To obtain FSC certification, a manufacturer has to undergo in-depth audits to prove that practices in the forests under its management meet FSC's high standards for environmental protection and social responsibility. The result is that, when consumers see an FSC logo on a forest product, they can be sure their purchase supports forestry practices meeting the highest environmental and social standards.

Founded in 1978, The Home Depot is the world's largest home improvement specialty retailer and the second-largest retailer in the United States, with sales of US$58.2 billion in fiscal 2002. The company employs approximately 315,000 associates and has 1,654 stores in 50 states, the District of Columbia, Puerto Rico, eight Canadian provinces and Mexico. Its stock is traded on the New York Stock Exchange and is included in the Dow Jones Industrial Average and Standard & Poor's 500 Index.

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately C$4 billion, with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

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Contacts:	Jim Lopez President Forest Products Group Tembec Inc. Tel: (819) 627-4740	Goldie Taylor Public Relations Manager The Home Depot Inc. Tel.: (770) 384-4155

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: December 3, 2003